July 11, 2025

Bin Xue
Chief Executive Officer
WeBuy Global Ltd
35 Tampines Street 92
Singapore 528880

       Re: WeBuy Global Ltd
           Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Filed July 1, 2025
           File No. 333-288310
Dear Bin Xue:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Plan of Distribution, page 43

1. We note that this is a best efforts offering and your disclosure in this section that you
       "intend to complete a closing of this offering but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing." As this language suggests that the securities being registered are to be offered on a continuous basis, please check the Rule 415 box on the registration statement cover page and include Item 512(a) of Regulation S-K undertakings. Refer to Item 9. Undertakings. of Form F-1. Alternatively, please amend your disclosure or provide your analysis to how this would not constitute a continuous offering.
 July 11, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-
4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yarona Yieh